PINE VALLEY EXTENDS ROCKSIDE REPAYMENT TERMS

and enters into discussions with an unaffiliated lender for a credit facility up to $37.5 million

VANCOUVER, BRITISH COLUMBIA, September 28, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has negotiated an extension of the due date for repayment of the debt financing provided to the Company by The Rockside Foundation (“Rockside”) from September 30, 2006 to October 31, 2006 (the “extension period”). The Company currently has principal of US$8.85 million due under this facility. During the extension period interest will continue to accrue at a rate of 12% per annum.

In addition, the Company has entered into discussions with and signed a term sheet with an unaffiliated lender (“Lender”) under which, Lender will, if the transaction completes, lend to the Company and its affiliates up to $37.5 million. The proposed facility would include a term loan of $20 million and a revolving credit facility of up to $17.5 million (the “Credit Facilities”) with a maturity date of September 30, 2007. The Credit Facilities also contemplate an option to extend the maturity date to March 31, 2008.

The completion of the above described Credit Facilities transaction is subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of the Credit Facilities financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Proceeds from the Credit Facilities will be used to repay existing debts, including the entire balance owing to Royal Bank Asset Based Finance, a Division of Royal Bank of Canada and a portion of the balance due to Rockside, as well as providing additional working capital. Furthermore, upon completion of the Credit Facilities, the remaining portion of the Rockside loan repayment will be extended to October 1, 2007 or April 1, 2008 should the new Credit Facilities be extended.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com